Exhibit 99.1

CIBC announces fourth quarter and fiscal 2023 results

CIBC’s 2023 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. Our 2023 Annual Report is available on SEDAR+ at www.sedarplus.ca. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – November 30, 2023 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2023.

“In a more fluid economic environment in 2023, our bank delivered a solid financial performance as we realized the benefits of our strategic investments and we continue to execute our client-focused strategy, highlighted by prudent expense management and continued growth in capital across key businesses,” said Victor Dodig, CIBC President and Chief Executive Officer. “We enter the new fiscal year with a robust balance sheet and strong credit quality, foundational to our progress as we enable and simplify our bank, focus on driving growth in the mass affluent and private wealth segments, build on our strength in digital, and leverage our connected culture to grow our commercial and capital markets business. Our CIBC team remains steadfast in its commitment to our purpose, helping make ambitions real as we serve our clients through the economic cycle and build strong, sustainable communities.”

Fourth quarter highlights

	Q4/23	Q4/22	Q3/23	YoY Variance	QoQ Variance

Revenue	$5,844 million	$5,388 million	$5,850 million	+8%	0%

Reported Net Income	$1,483 million	$1,185 million	$1,430 million	+25%	+4%

Adjusted Net Income (1)	$1,520 million	$1,308 million	$1,473 million	+16%	+3%

Adjusted pre-provision, pre-tax earnings (1)	$2,449 million	$2,072 million	$2,600 million	+18%	-6%

Reported Diluted Earnings Per Share (EPS) (2)	$1.53	$1.26	$1.47	+21%	+4%

Adjusted Diluted EPS (1)(2)	$1.57	$1.39	$1.52	+13%	+3%

Reported Return on Common Shareholders’ Equity (ROE) (3)	11.8%	10.1%	11.6%

Adjusted ROE (1)	12.1%	11.2%	11.9%

Common Equity Tier 1 (CET1) Ratio (4)	12.4%	11.7%	12.2%

CIBC’s results for the fourth quarter of 2023 were affected by the following items of note aggregating to a negative impact of $0.04 per share:

●	$45 million ($37 million after-tax) amortization and impairment of acquisition-related intangible assets.

For the year ended October 31, 2023, CIBC reported net income of $5.0 billion and adjusted net income(1) of $6.5 billion, compared with reported net income of $6.2 billion and adjusted net income(1) of $6.6 billion for 2022, and adjusted pre-provision, pre-tax earnings(1) of $10.2 billion, compared with $9.4 billion for 2022.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 14 to 18; and adjusted pre-provision, pre-tax earnings on page 19.

(2)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(3)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, which are based on the Basel Committee on Banking Supervision (BCBS) standards. Beginning in the second quarter of 2023, results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” section of our 2023 Annual Report available on SEDAR+ at www.sedarplus.ca.

The following table summarizes our performance in 2023 against our key financial measures and targets, set over the medium term, which we define as three to five years, assuming a normal business environment and credit cycle.

Financial Measure	Medium-term target	2023 Reported Results	2023 Adjusted Results (2)

Diluted EPS growth (3)	7%–10% annually (1)(6)	3-year CAGR (4) = 7.9% 5-year CAGR (4) = (2.4)%	3-year CAGR (4) = 11.5% 5-year CAGR (4) = 1.9%

ROE (5)	At least 16% (1)(6)	3-year average = 13.5% 5-year average = 13.0%	3-year average = 14.9% 5-year average = 14.4%

Operating leverage (5)	Positive (1)(6)	3-year average = (0.6)% 5-year average = (1.5)%	3-year average = 0.0% 5-year average = (0.1)%

CET1 ratio	Strong buffer to regulatory requirement	12.4%

Dividend payout ratio (5)	40%–50% (1)(6)	3-year average = 52.4% 5-year average = 55.6%	3-year average = 45.9% 5-year average = 48.9%

Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling three- and five-year period	CIBC: S&P/TSX Composite Banks Index:	3-year 5-year 15.0% 12.7% 36.2% 29.8%

Core business performance

F2023 Financial Highlights

(C$ million)	F2023	F2022	YoY Variance

Canadian Personal and Business Banking

Reported Net Income	$2,358	$2,249	up 5%

Adjusted Net Income (2)	$2,403	$2,396	0%

Pre-provision, pre-tax earnings (2)	$4,233	$3,934	up 8%

Adjusted pre-provision, pre-tax earnings (2)	$4,293	$4,039	up 6%

Canadian Commercial Banking and Wealth Management

Reported Net Income	$1,878	$1,895	down 1%

Adjusted Net Income (2)	$1,878	$1,895	down 1%

Pre-provision, pre-tax earnings (2)	$2,712	$2,598	up 4%

Adjusted pre-provision, pre-tax earnings (2)	$2,712	$2,598	up 4%

U.S. Commercial Banking and Wealth Management

Reported Net Income	$379	$760	down 50%

Adjusted Net Income (2)	$420	$810	down 48%

Pre-provision, pre-tax earnings (2)	$1,226	$1,129	up 9%

Adjusted pre-provision, pre-tax earnings (2)	$1,282	$1,197	up 7%

Capital Markets and Direct Financial Services

Reported Net Income	$1,986	$1,908	up 4%

Adjusted Net Income (2)	$1,986	$1,908	up 4%

Pre-provision, pre-tax earnings (2)	$2,767	$2,564	up 8%

Adjusted pre-provision, pre-tax earnings (2)	$2,767	$2,564	up 8%

(1)	Based on adjusted results. Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(3)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(4)	The 3-year compound annual growth rate (CAGR) is calculated from 2020 to 2023 and the 5-year CAGR is calculated from 2018 to 2023.
(5)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(6)	Medium-term targets are defined as through the cycle. For additional information, see the “Overview” section of our 2023 Annual Report available on SEDAR+ at www.sedarplus.ca.

CIBC Fourth Quarter 2023 News Release	2

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2023, CIBC maintained its capital strength and sound risk management practices:

●	Capital ratios were strong, with a CET1 ratio(1) of 12.4% as noted above, and Tier 1(1) and Total capital ratios(1) of 13.9% and 16.0%, respectively, at October 31, 2023;
●	Market risk, as measured by average Value-at-Risk, was $9.2 million in 2023 compared with $8.7 million in 2022;
●	We continued to have solid credit performance, with a loan loss ratio(2) of 30 basis points compared with 14 basis points in 2022;
●	Liquidity Coverage Ratio(1) was 135% for the three months ended October 31, 2023; and
●	Leverage Ratio(1)(3) was 4.2% at October 31, 2023.

CIBC announced an increase in its quarterly common share dividend from $0.87 per share to $0.90 per share for the quarter ending January 31, 2024.

(1)

Our capital ratios are calculated pursuant to the OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and the liquidity coverage ratio is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the BCBS standards. Beginning in the second quarter of 2023, results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2023 Annual Report available on SEDAR+ at www.sedarplus.ca.

(2)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(3)

The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

Credit quality

Provision for credit losses was $541 million for the fourth quarter, up $105 million or 24% from the same quarter last year. Provision for credit losses on performing loans was down $154 million, largely due to a more unfavourable change in our economic outlook in the same quarter last year. Provision for credit losses on impaired loans was up $259 million, mainly attributable to Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.

Making a difference in our Communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

●

More than 50,000 participants, including over 11,000 Team CIBC participants from across the country came together on October 1, 2023 for the Canadian Cancer Society CIBC Run for the Cure. In total, more than $14.5 million was raised, including over $2.4 million by Team CIBC, to assist in advancing breast cancer research, education and support programs.

●

CIBC donated $250,000 to the United Jewish Appeal and the Canadian Red Cross Middle East Humanitarian Crisis Appeal, aimed at supporting immediate and ongoing humanitarian relief efforts, shelter and safety for Israeli and Palestinian civilians affected by the conflict. A further $250,000 was donated by CIBC and its employees through an employee matching program to charities providing aid in the region.

●

CIBC donated $100,000 through the CIBC Foundation Northwest Territories Emergency Relief Fund and the CIBC Foundation British Columbia Emergency Relief Fund to provide immediate and long-term assistance to those affected by the wildfires and evacuation efforts across the Northwest Territories and British Columbia. In addition, $50,000 was donated to provide critical aid to the people of Morocco following a devastating earthquake.

●

To help newcomers learn about their new country and navigate settling in, CIBC announced a partnership with the Institute of Canadian Citizenship (ICC), a national charity that supports newcomers on their journey towards full and active citizenship including through the ICC’s digital app, Canoo. With this partnership, Canoo members will have access to CIBC’s financial tools, advice and resources to help them settle in Canada.

CIBC Fourth Quarter 2023 News Release	3

Fourth quarter financial highlights

				As at or for the three months ended			As at or for the twelve months ended
	Unaudited	2023 Oct. 31		2023 Jul. 31	2022 Oct. 31		2023 Oct. 31		2022 Oct. 31
	Financial results ($ millions)
	Net interest income	$3,197		$3,236	$3,185		$12,825		$12,641
	Non-interest income	2,647		2,614	2,203		10,498		9,192
	Total revenue	5,844		5,850	5,388		23,323		21,833
	Provision for credit losses	541		736	436		2,010		1,057
	Non-interest expenses	3,440		3,307	3,483		14,349		12,803
	Income before income taxes	1,863		1,807	1,469		6,964		7,973
	Income taxes	380		377	284		1,931		1,730
	Net income	$1,483		$1,430	$1,185		$5,033		$6,243
	Net income attributable to non-controlling interests	8		10	7		38		23
	Preferred shareholders and other equity instrument holders	62		66	37		267		171
	Common shareholders	1,413		1,354	1,141		4,728		6,049
	Net income attributable to equity shareholders	$1,475		$1,420	$1,178		$4,995		$6,220
	Financial measures
	Reported efficiency ratio (1)	58.9%		56.5%	64.6%		61.5%		58.6%
	Reported operating leverage (1)	9.7%		1.1%	(4.7	) %	(5.2	) %	(1.9	) %
	Loan loss ratio (2)	0.35%		0.35%	0.16%		0.30%		0.14%
	Reported return on common shareholders’ equity (1)(3)	11.8%		11.6%	10.1%		10.3%		14.0%
	Net interest margin (1)	1.32%		1.36%	1.33%		1.35%		1.40%
	Net interest margin on average interest-earning assets (1)(4)	1.44%		1.49%	1.51%		1.49%		1.58%
	Return on average assets (1)(4)	0.61%		0.60%	0.50%		0.53%		0.69%
	Return on average interest-earning assets (1)(4)	0.67%		0.66%	0.56%		0.58%		0.78%
	Reported effective tax rate	20.4%		20.9%	19.3%		27.7%		21.7%
Common share information
Per share ($) (5)	- basic earnings	$1.53		$1.47	$1.26		$5.16		$6.70
	- reported diluted earnings	1.53		1.47	1.26		5.16		6.68
	- dividends	0.870		0.870	0.830		3.440		3.270
	- book value (6)	51.61		50.05	49.95		51.61		49.95
Closing share price ($) (5)		48.91		58.08	61.87		48.91		61.87
Shares outstanding (thousands) (5)	- weighted-average basic	924,798		918,551	905,120		915,631		903,312
	- weighted-average diluted	924,960		919,063	906,533		916,223		905,684
	- end of period	931,099		924,034	906,040		931,099		906,040
Market capitalization ($ millions)		$45,540		$53,668	$56,057		$45,540		$56,057
	Value measures
	Total shareholder return	(14.38	) %	3.85%	(3.17	) %	(15.85	) %	(13.56	) %
	Dividend yield (based on closing share price)	7.1%		5.9%	5.3%		7.0%		5.3%
	Reported dividend payout ratio (1)	56.9%		59.0%	65.9%		66.6%		48.8%
	Market value to book value ratio	0.95		1.16	1.24		0.95		1.24
	Selected financial measures – adjusted (7)
	Adjusted efficiency ratio (8)	57.5%		55.2%	60.9%		55.8%		56.4%
	Adjusted operating leverage (8)	6.2%		0.1%	(5.8	) %	1.2%		(1.9	) %
	Adjusted return on common shareholders’ equity (3)	12.1%		11.9%	11.2%		13.3%		14.7%
	Adjusted effective tax rate	20.3%		21.0%	20.1%		21.0%		21.9%
	Adjusted diluted earnings per share (5)	$1.57		$1.52	$1.39		$6.72		$7.05
	Adjusted dividend payout ratio	55.4%		57.2%	59.5%		51.2%		46.3%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$267,066		$247,525	$239,740		$267,066		$239,740
	Loans and acceptances, net of allowance for credit losses	540,153		538,216	528,657		540,153		528,657
	Total assets	975,719		943,001	943,597		975,719		943,597
	Deposits	723,376		704,505	697,572		723,376		697,572
	Common shareholders’ equity (1)	48,056		46,250	45,258		48,056		45,258
	Average assets (4)	962,405		943,640	947,830		948,121		900,213
	Average interest-earning assets (1)(4)	882,196		862,064	834,639		861,136		799,224
	Average common shareholders’ equity (1)(4)	47,435		46,392	44,770		46,130		43,354
	Assets under administration (AUA) (1)(9)(10)	2,853,007		3,003,629	2,854,828		2,853,007		2,854,828
	Assets under management (AUM) (1)(10)	300,218		313,635	291,513		300,218		291,513
	Balance sheet quality and liquidity measures (11)
	Risk-weighted assets (RWA) ($ millions)	$326,120		$317,773	$315,634		$326,120		$315,634
	CET1 ratio (12)	12.4%		12.2%	11.7%		12.4%		11.7%
	Tier 1 capital ratio (12)	13.9%		13.7%	13.3%		13.9%		13.3%
	Total capital ratio (12)	16.0%		15.9%	15.3%		16.0%		15.3%
	Leverage ratio (13)	4.2%		4.2%	4.4%		4.2%		4.4%
	Liquidity coverage ratio (LCR) (14)	135%		131%	129%		n/a		n/a
	Net stable funding ratio (NSFR)	118%		117%	118%		118%		118%
	Other information
	Full-time equivalent employees	48,074		48,718	50,427		48,074		50,427
(1)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2023 Annual Report, available on SEDAR+ at www.sedarplus.ca.

(2)	The ratio is calculated as the provision for (reversal of) credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Annualized.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(6)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(7)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(8)	Calculated on a taxable equivalent basis (TEB).
(9)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,241.9 billion (July 31, 2023: $2,368.8 billion; October 31, 2022: $2,258.1 billion).

(10)	AUM amounts are included in the amounts reported under AUA.
(11)

RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. Beginning in the second quarter of 2023, results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2023 Annual Report available on SEDAR+ at www.sedarplus.ca.

(12)

The 2022 ratios reflect the expected credit loss transitional arrangement announced by OSFI on March 27, 2020, in response to the onset of the COVID-19 pandemic. Effective November 1, 2022, the ECL transitional arrangement was no longer applicable.

(13)

The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

(14)	Average for the three months ended for each respective period.
n/a	Not applicable.

CIBC Fourth Quarter 2023 News Release	4

Review of Canadian Personal and Business Banking fourth quarter results

$ millions, for the three months ended	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31
Revenue	$2,455	$2,412	$2,262
Provision for (reversal of) credit losses
Impaired	259	244	158
Performing	23	179	147
Total provision for credit losses	282	423	305
Non-interest expenses	1,307	1,303	1,313
Income before income taxes	866	686	644
Income taxes	231	189	173
Net income	$635	$497	$471
Net income attributable to:
Equity shareholders	$635	$497	$471
Total revenue
Net interest income	$1,908	$1,898	$1,720
Non-interest income (1)	547	514	542
	$2,455	$2,412	$2,262
Net interest margin on average interest-earning assets (2)(3)	2.38%	2.38%	2.19%
Efficiency ratio	53.2%	54.0%	58.0%
Operating leverage	9.0%	4.7%	(7.7)%
Return on equity (4)	25.7%	20.2%	22.1%
Average allocated common equity (4)	$9,781	$9,778	$8,437
Full-time equivalent employees	13,208	13,231	13,840

Net income for the quarter was $635 million, up $164 million from the fourth quarter of 2022. Adjusted pre-provision, pre-tax earnings(4) were $1,154 million, up $186 million from the fourth quarter of 2022, due to higher revenue, partially offset by higher expenses.

Revenue of $2,455 million was up $193 million from the fourth quarter of 2022, primarily due to higher net interest income, mainly from higher deposit margins that benefited from the rising rate environment, and volume growth.

Net interest margin on average interest-earning assets was up 19 basis points mainly due to higher deposit margins, partially offset by lower loan margins.

Provision for credit losses of $282 million was down $23 million from the fourth quarter of 2022, due to a lower provision for credit losses on performing loans from a more unfavourable change in our economic outlook in the fourth quarter of 2022, partially offset by a higher provision for credit losses on impaired loans from higher write-offs and higher impaired balances.

Non-interest expenses of $1,307 million were comparable to the fourth quarter of 2022.

(1)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2023 Annual Report, available on SEDAR+ at www.sedarplus.ca.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2023 News Release	5

Review of Canadian Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31
Revenue
Commercial banking	$634	$626	$601
Wealth management	732	724	715
Total revenue	1,366	1,350	1,316
Provision for (reversal of) credit losses
Impaired	11	38	14
Performing	-	2	7
Total provision for (reversal of) credit losses	11	40	21
Non-interest expenses	679	674	658
Income before income taxes	676	636	637
Income taxes	186	169	168
Net income	$490	$467	$469
Net income attributable to:
Equity shareholders	$490	$467	$469
Total revenue
Net interest income	$452	$443	$452
Non-interest income (1)	914	907	864
	$1,366	$1,350	$1,316
Net interest margin on average interest-earning assets (2)(3)	3.37%	3.35%	3.38%
Efficiency ratio	49.7%	49.9%	50.0%
Operating leverage	0.7%	0.3%	4.1%
Return on equity (4)	23.1%	22.0%	21.6%
Average allocated common equity (4)	$8,401	$8,411	$8,598
Full-time equivalent employees	5,433	5,442	5,711

Net income for the quarter was $490 million, up $21 million from the fourth quarter of 2022. Adjusted pre-provision, pre-tax earnings(4) were $687 million, up $29 million from the fourth quarter of 2022, due to higher revenue, partially offset by higher expenses.

Revenue of $1,366 million was up $50 million from the fourth quarter of 2022, driven mainly by higher deposit margins, volume growth and higher fees, partially offset by lower loan margins in commercial banking. Revenue in wealth management increased due to higher fee-based asset balances, partially offset by lower net interest income mainly from deposits.

Net interest margin on average interest-earning assets was down 1 basis point primarily due to higher deposit margins that were more than offset by lower loan margins.

Provision for credit losses of $11 million was down $10 million from the fourth quarter of 2022, due to lower provisions on both performing loans and impaired loans.

Non-interest expenses of $679 million were up $21 million from the fourth quarter of 2022, primarily due to higher performance-based compensation.

(1)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2023 Annual Report, available on SEDAR+ at www.sedarplus.ca.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2023 News Release	6

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in Canadian dollars

$ millions, for the three months ended	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31
Revenue
Commercial banking	$462	$452	$432
Wealth management	210	214	221
Total revenue (1)	672	666	653
Provision for (reversal of) credit losses
Impaired	205	174	34
Performing	44	81	66
Total provision for (reversal of) credit losses	249	255	100
Non-interest expenses	387	345	356
Income before income taxes	36	66	197
Income taxes	(14)	(7)	36
Net income	$50	$73	$161
Net income attributable to:
Equity shareholders	$50	$73	$161
Total revenue (1)
Net interest income	$476	$477	$466
Non-interest income	196	189	187
	$672	$666	$653
Net interest margin on average interest-earning assets (2)(3)	3.44%	3.46%	3.49%
Efficiency ratio	57.6%	51.9%	54.5%
Return on equity (4)	1.7%	2.6%	5.8%
Average allocated common equity (4)	$11,267	$11,386	$11,015
Full-time equivalent employees	2,780	2,760	2,472

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in U.S. dollars
$ millions, for the three months ended	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31
Revenue
Commercial banking	$338	$339	$320
Wealth management	154	160	163
Total revenue (1)	492	499	483
Provision for (reversal of) credit losses
Impaired	151	130	25
Performing	32	61	51
Total provision for (reversal of) credit losses	183	191	76
Non-interest expenses	284	258	264
Income before income taxes	25	50	143
Income taxes	(10)	(5)	27
Net income	$35	$55	$116
Net income attributable to:
Equity shareholders	$35	$55	$116
Total revenue (1)
Net interest income	348	358	346
Non-interest income	144	141	137
	492	499	483
Operating leverage	(5.7)%	6.7%	(4.1)%

Net income for the quarter was $50 million (US$35 million), down $111 million (down US$81 million) from the fourth quarter of 2022. Adjusted pre-provision, pre-tax earnings(4) were $294 million (US$214 million), down $20 million (down US$18 million) from the fourth quarter of 2022, due to higher net interest income, partially offset by higher expenses and lower fee income.

Revenue of US$492 million was up US$9 million from the fourth quarter of 2022, primarily due to higher asset management fees, deposit margins, and loan volumes, partially offset by lower loan margins and deposit volumes.

Net interest margin on average interest-earning assets was down 5 basis points primarily due to lower deposit volumes, partially offset by higher deposit margins.

Provision for credit losses of US$183 million was up US$107 million from the fourth quarter of 2022, primarily due to higher provisions on impaired loans, attributable to the real estate and construction sector. Partially offsetting this increase, provision for credit losses on performing loans was down as the fourth quarter of 2022 included an increased provision resulting from model parameter updates.

Non-interest expenses of US$284 million were up US$20 million from the fourth quarter of 2022, primarily due to higher employee-related compensation.

(1)

Included nil (US$ nil) of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, for the quarter ended October 31, 2023 (July 31, 2023: $1 million (US$1 million); October 31, 2022: $2 million (US$1 million)).

(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2023 Annual Report, available on SEDAR+ at www.sedarplus.ca.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2023 News Release	7

Review of Capital Markets and Direct Financial Services fourth quarter results

$ millions, for the three months ended	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31
Revenue
Global markets	$555	$604	$463
Corporate and investment banking	423	430	440
Direct financial services	312	321	279
Total revenue (1)	1,290	1,355	1,182
Provision for (reversal of) credit losses
Impaired	6	5	(5)
Performing	(2)	1	4
Total provision for (reversal of) credit losses	4	6	(1)
Non-interest expenses	734	673	656
Income before income taxes	552	676	527
Income taxes (1)	169	182	149
Net income	$383	$494	$378
Net income attributable to:
Equity shareholders	$383	$494	$378
Efficiency ratio	56.9%	49.7%	55.4%
Operating leverage	(2.8)%	(0.3)%	(7.1)%
Return on equity (2)	18.8%	24.1%	15.8%
Average allocated common equity (2)	$8,122	$8,143	$9,522
Full-time equivalent employees	2,411	2,500	2,384

Reported net income for the quarter was $383 million, compared with reported net income of $378 million for the fourth quarter of 2022. Adjusted pre-provision, pre-tax earnings(2) were up $30 million or 6% from the fourth quarter of 2022, due to higher revenue partially offset by higher expenses.

Revenue of $1,290 million was up $108 million from the fourth quarter of 2022. In global markets, revenue increased due to higher equity derivatives trading and financing revenue. In corporate and investment banking, weaker underwriting and advisory activity and lower investment portfolio gains were partially offset by higher corporate banking revenue. Direct Financial Services revenue increased due to higher deposit margins in Simplii Financial.

The current quarter included a provision for credit losses of $4 million, up $5 million from the fourth quarter of 2022, mainly attributable to a provision for credit losses on impaired loans. The fourth quarter of 2022 included a provision reversal of credit losses of $1 million.

Non-interest expenses of $734 million were up $78 million from the fourth quarter of 2022, primarily due to higher employee-related costs, including from higher employee termination costs and performance-based compensation.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31
Revenue
International banking	$234	$245	$220
Other	(173)	(178)	(245)
Total revenue (1)	61	67	(25)
Provision for (reversal of) credit losses
Impaired	(3)	17	18
Performing	(2)	(5)	(7)
Total provision for (reversal of) credit losses	(5)	12	11
Non-interest expenses	333	312	500
Loss before income taxes	(267)	(257)	(536)
Income taxes (1)	(192)	(156)	(242)
Net loss	$(75)	$(101)	$(294)
Net income (loss) attributable to:
Non-controlling interests	$8	$10	$7
Equity shareholders	(83)	(111)	(301)
Full-time equivalent employees (2)	24,242	24,785	26,020

Net loss for the quarter was $75 million, compared with a net loss of $294 million for the fourth quarter of 2022. Adjusted pre-provision, pre-tax losses(3) were down $152 million or 39% from the fourth quarter of 2022, due to higher revenue and lower expenses.

Revenue was up $86 million from the fourth quarter of 2022, due to higher treasury revenue, and higher revenue in International banking driven by higher net interest margins and the impact of foreign exchange translation.

The current quarter included a provision reversal for credit losses of $5 million, down $16 million from the fourth quarter of 2022, attributable to a moderate reversal on both performing loans and impaired loans in International banking. The fourth quarter of 2022 included a provision for credit losses of $11 million, reflective of a provision on impaired loans, partially offset by a moderate provision reversal on performing loans in International banking.

Non-interest expenses of $333 million were down $167 million from the fourth quarter of 2022. Adjusted non-interest expenses(3) of $303 million were down $66 million from the fourth quarter of 2022, primarily due to lower corporate costs, including from a pension plan amendment gain.

Income tax benefit was down $50 million from the fourth quarter of 2022 primarily due to a lower loss.

(1)

Revenue and income taxes of Capital Markets and Direct Financial Services are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $62 million for the quarter ended October 31, 2023 (July 31, 2023: $66 million; October 31, 2022: $51 million).

(2)

Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

(3)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2023 News Release	8

Consolidated balance sheet

$ millions, as at October 31	2023	2022

ASSETS

Cash and non-interest-bearing deposits with banks	$20,816	$31,535

Interest-bearing deposits with banks	34,902	32,326

Securities	211,348	175,879

Cash collateral on securities borrowed	14,651	15,326

Securities purchased under resale agreements	80,184	69,213

Loans

Residential mortgages	274,244	269,706

Personal	45,587	45,429

Credit card	18,538	16,479

Business and government	194,870	188,542

Allowance for credit losses	(3,902)	(3,073)

	529,337	517,083

Other

Derivative instruments	33,243	43,035

Customers’ liability under acceptances	10,816	11,574

Property and equipment	3,251	3,377

Goodwill	5,425	5,348

Software and other intangible assets	2,742	2,592

Investments in equity-accounted associates and joint ventures	669	632

Deferred tax assets	629	480

Other assets	27,706	35,197

	84,481	102,235

	$975,719	$943,597
LIABILITIES AND EQUITY
Deposits
Personal	$239,035	$232,095
Business and government	412,561	397,188
Bank	22,296	22,523
Secured borrowings	49,484	45,766
	723,376	697,572
Obligations related to securities sold short	18,666	15,284
Cash collateral on securities lent	8,081	4,853
Obligations related to securities sold under repurchase agreements	87,118	77,171
Other
Derivative instruments	41,290	52,340
Acceptances	10,820	11,586
Deferred tax liabilities	40	45
Other liabilities	26,632	28,072
	78,782	92,043
Subordinated indebtedness	6,483	6,292
Equity
Preferred shares and other equity instruments	4,925	4,923
Common shares	16,082	14,726
Contributed surplus	109	115
Retained earnings	30,402	28,823
Accumulated other comprehensive income (AOCI)	1,463	1,594
Total shareholders’ equity	52,981	50,181
Non-controlling interests	232	201
Total equity	53,213	50,382
	$975,719	$943,597

CIBC Fourth Quarter 2023 News Release	9

Consolidated statement of income

	For the three			For the twelve
	months ended			months ended
$ millions, except as noted	2023 Oct. 31	2023 Jul. 31	2022 Oct. 31	2023 Oct. 31	2022 Oct. 31
Interest income (1)
Loans	$8,215	$7,830	$5,806	$30,235	$16,874
Securities	2,165	1,870	1,243	7,341	3,422
Securities borrowed or purchased under resale agreements	1,357	1,186	669	4,566	1,175
Deposits with banks and other	720	733	474	2,877	708
	12,457	11,619	8,192	45,019	22,179
Interest expense
Deposits	7,569	6,966	4,177	26,633	7,887
Securities sold short	109	105	121	408	380
Securities lent or sold under repurchase agreements	1,299	1,107	564	4,283	943
Subordinated indebtedness	120	117	84	458	203
Other	163	88	61	412	125
	9,260	8,383	5,007	32,194	9,538
Net interest income	3,197	3,236	3,185	12,825	12,641
Non-interest income
Underwriting and advisory fees	137	143	143	519	557
Deposit and payment fees	229	261	221	924	880
Credit fees	369	355	331	1,385	1,286
Card fees	100	67	102	379	437
Investment management and custodial fees	454	451	428	1,768	1,760
Mutual fund fees	421	428	418	1,743	1,776
Insurance fees, net of claims	82	84	80	338	351
Commissions on securities transactions	81	82	79	338	378
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	611	562	309	2,346	1,172
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	15	27	(6)	83	35
Foreign exchange other than trading	74	82	25	360	242
Income from equity-accounted associates and joint ventures	(5)	3	9	30	47
Other	79	69	64	285	271
	2,647	2,614	2,203	10,498	9,192
Total revenue	5,844	5,850	5,388	23,323	21,833
Provision for credit losses	541	736	436	2,010	1,057
Non-interest expenses
Employee compensation and benefits	1,890	1,888	1,897	7,550	7,157
Occupancy costs	216	199	253	823	853
Computer, software and office equipment	658	613	598	2,467	2,297
Communications	91	88	89	364	352
Advertising and business development	87	76	101	304	334
Professional fees	77	51	82	245	313
Business and capital taxes	26	28	33	124	123
Other	395	364	430	2,472	1,374
	3,440	3,307	3,483	14,349	12,803
Income before income taxes	1,863	1,807	1,469	6,964	7,973
Income taxes	380	377	284	1,931	1,730
Net income	$1,483	$1,430	$1,185	$5,033	$6,243
Net income attributable to non-controlling interests	$8	$10	$7	$38	$23
Preferred shareholders and other equity instrument holders	$62	$66	$37	$267	$171
Common shareholders	1,413	1,354	1,141	4,728	6,049
Net income attributable to equity shareholders	$1,475	$1,420	$1,178	$4,995	$6,220
Earnings per share (in dollars) (2)
Basic	$1.53	$1.47	$1.26	$5.16	$6.70
Diluted	1.53	1.47	1.26	5.16	6.68
Dividends per common share (in dollars) (2)	0.87	0.87	0.83	3.44	3.27

(1) Interest income included $11.7 billion for the quarter ended October 31, 2023 (July 31, 2023: $11.0 billion; October 31, 2022: $7.6 billion) calculated based on the effective interest rate method.

(2) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

CIBC Fourth Quarter 2023 News Release	10

Consolidated statement of comprehensive income

	For the three			For the twelve
	months ended			months ended
	2023	2023	2022	2023	2022
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Net income	$1,483	$1,430	$1,185	$5,033	$6,243
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	2,594	(1,205)	2,691	1,163	4,043
Net gains (losses) on hedges of investments in foreign operations	(1,600)	676	(1,510)	(812)	(2,290)
	994	(529)	1,181	351	1,753
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(72)	83	(107)	274	(784)
Net (gains) losses reclassified to net income	(13)	(20)	5	(65)	(25)
	(85)	63	(102)	209	(809)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(217)	(686)	(488)	(222)	(1,351)
Net (gains) losses reclassified to net income	173	165	50	(142)	552
	(44)	(521)	(438)	(364)	(799)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(95)	18	(198)	(240)	198
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	80	(45)	40	(106)	262
Net gains (losses) on equity securities designated at FVOCI	-	6	(5)	19	(35)
	(15)	(21)	(163)	(327)	425

Total OCI (1)	850	(1,008)	478	(131)	570
Comprehensive income	$2,333	$422	$1,663	$4,902	$6,813
Comprehensive income attributable to non-controlling interests	$8	$10	$7	$38	$23
Preferred shareholders and other equity instrument holders	$62	$66	$37	$267	$171
Common shareholders	2,263	346	1,619	4,597	6,619
Comprehensive income attributable to equity shareholders	$2,325	$412	$1,656	$4,864	$6,790

(1) Includes $11 million of gains for the quarter ended October 31, 2023 (July 31, 2023: $6 million of losses; October 31, 2022: $48 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three			For the twelve
	months ended			months ended
	2023	2023	2022	2023	2022
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(72)	$39	$(91)	$(26)	$(136)
Net gains (losses) on hedges of investments in foreign operations	93	(56)	82	26	131
	21	(17)	(9)	-	(5)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	32	(34)	15	(65)	160
Net (gains) losses reclassified to net income	5	7	(2)	25	9
	37	(27)	13	(40)	169
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	84	264	174	106	482
Net (gains) losses reclassified to net income	(67)	(63)	(18)	46	(197)
	17	201	156	152	285
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	36	(7)	44	75	(97)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(30)	17	(14)	38	(93)
Net gains (losses) on equity securities designated at FVOCI	-	(2)	2	(6)	9
	6	8	32	107	(181)

	$81	$165	$192	$219	$268

CIBC Fourth Quarter 2023 News Release	11

Consolidated statement of changes in equity

	For the three			For the twelve
	months ended			months ended
	2023	2023	2022	2023	2022
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,925	$4,925	$4,325	$4,923	$4,325
Issue of preferred shares and limited recourse capital notes	-	-	600	-	1,400
Redemption of preferred shares	-	-	-	-	(800)
Treasury shares	-	-	(2)	2	(2)
Balance at end of period	$4,925	$4,925	$4,923	$4,925	$4,923
Common shares
Balance at beginning of period	$15,742	$15,389	$14,643	$14,726	$14,351
Issue of common shares	338	357	81	1,358	401
Purchase of common shares for cancellation	-	-	-	-	(29)
Treasury shares	2	(4)	2	(2)	3
Balance at end of period	$16,082	$15,742	$14,726	$16,082	$14,726
Contributed surplus
Balance at beginning of period	$103	$118	$107	$115	$110
Compensation expense arising from equity-settled share-based awards	5	3	9	13	24
Exercise of stock options and settlement of other equity-settled share-based awards	-	(17)	(1)	(20)	(20)
Other	1	(1)	-	1	1
Balance at end of period	$109	$103	$115	$109	$115
Retained earnings
Balance at beginning of period	$29,796	$29,240	$28,439	$28,823	$25,793
Net income attributable to equity shareholders	1,475	1,420	1,178	4,995	6,220
Dividends and distributions
Preferred and other equity instruments	(62)	(66)	(37)	(267)	(171)
Common	(804)	(799)	(752)	(3,149)	(2,954)
Premium on purchase of common shares for cancellation	-	-	-	-	(105)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	(4)	2	(1)	-	45
Other	1	(1)	(4)	-	(5)
Balance at end of period	$30,402	$29,796	$28,823	$30,402	$28,823
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,168	$1,697	$630	$1,811	$58
Net change in foreign currency translation adjustments	994	(529)	1,181	351	1,753
Balance at end of period	$2,162	$1,168	$1,811	$2,162	$1,811
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(322)	$(385)	$(514)	$(616)	$193
Net change in securities measured at FVOCI	(85)	63	(102)	209	(809)
Balance at end of period	$(407)	$(322)	$(616)	$(407)	$(616)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(982)	$(461)	$(224)	$(662)	$137
Net change in cash flow hedges	(44)	(521)	(438)	(364)	(799)
Balance at end of period	$(1,026)	$(982)	$(662)	$(1,026)	$(662)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$687	$669	$1,030	$832	$634
Net change in post-employment defined benefit plans	(95)	18	(198)	(240)	198
Balance at end of period	$592	$687	$832	$592	$832
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$48	$93	$194	$234	$(28)
Net change attributable to changes in credit risk	80	(45)	40	(106)	262
Balance at end of period	$128	$48	$234	$128	$234
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$10	$6	$(1)	$(5)	$75
Net gains (losses) on equity securities designated at FVOCI	-	6	(5)	19	(35)
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	4	(2)	1	-	(45)
Balance at end of period	$14	$10	$(5)	$14	$(5)
Total AOCI, net of income tax	$1,463	$609	$1,594	$1,463	$1,594
Non-controlling interests
Balance at beginning of period	$216	$215	$195	$201	$182
Net income attributable to non-controlling interests	8	10	7	38	23
Dividends	(2)	(2)	(2)	(8)	(8)
Other	10	(7)	1	1	4
Balance at end of period	$232	$216	$201	$232	$201
Equity at end of period	$53,213	$51,391	$50,382	$53,213	$50,382

CIBC Fourth Quarter 2023 News Release	12

Consolidated statement of cash flows

	For the three			For the twelve
	months ended			months ended
	2023	2023	2022	2023	2022
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Cash flows provided by (used in) operating activities
Net income	$1,483	$1,430	$1,185	$5,033	$6,243
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	541	736	436	2,010	1,057
Amortization and impairment (1)	310	274	278	1,143	1,047
Stock options and restricted shares expense	5	3	9	13	24
Deferred income taxes	39	(62)	(118)	(87)	(46)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(15)	(27)	6	(83)	(35)
Net losses (gains) on disposal of land, buildings and equipment	-	-	3	(3)	(6)
Other non-cash items, net	179	1,582	(786)	1,822	(1,126)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(8,035)	4,483	(12,942)	(2,576)	(9,902)
Loans, net of repayments	(2,643)	(1,040)	(13,188)	(14,301)	(65,000)
Deposits, net of withdrawals	17,515	(1,803)	20,188	17,045	74,511
Obligations related to securities sold short	917	1,018	(4,895)	3,382	(7,506)
Accrued interest receivable	(528)	108	(532)	(1,272)	(959)
Accrued interest payable	474	406	839	2,521	1,228
Derivative assets	(3,215)	(1,015)	(6,740)	9,826	(7,073)
Derivative liabilities	2,972	2,298	12,991	(10,382)	20,622
Securities measured at FVTPL	(291)	(13,015)	3,718	(15,427)	4,949
Other assets and liabilities measured/designated at FVTPL	2,955	1,197	2,173	8,259	9,404
Current income taxes	111	46	171	361	(809)
Cash collateral on securities lent	2,989	(585)	1,554	3,228	2,390
Obligations related to securities sold under repurchase agreements	3,699	5,944	13,233	9,319	3,680
Cash collateral on securities borrowed	(1,154)	(3,240)	(49)	675	(2,958)
Securities purchased under resale agreements	(6,296)	(4,098)	(9,078)	(10,971)	(1,641)
Other, net	94	(1,135)	409	2,619	(5,379)
	12,106	(6,495)	8,865	12,154	22,715
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	1,750	1,000
Redemption/repurchase/maturity of subordinated indebtedness	-	-	(2)	(1,500)	(2)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	-	-	597	-	1,395
Redemption of preferred shares	-	-	-	-	(800)
Issue of common shares for cash	45	46	40	183	228
Purchase of common shares for cancellation	-	-	-	-	(134)
Net sale (purchase) of treasury shares	2	(4)	-	-	1
Dividends and distributions paid	(573)	(571)	(750)	(2,261)	(2,972)
Repayment of lease liabilities	(82)	(84)	(86)	(331)	(326)
	(608)	(613)	(201)	(2,159)	(1,610)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(17,193)	(19,689)	(16,689)	(79,487)	(70,954)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	6,479	9,965	6,298	26,914	23,183
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	6,653	8,758	7,555	32,824	27,574
Acquisition of Canadian Costco credit card portfolio	-	-	(7)	-	(3,085)
Net sale (purchase) of property, equipment, software and other intangible assets	(290)	(238)	(392)	(1,014)	(1,109)
	(4,351)	(1,204)	(3,235)	(20,763)	(24,391)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	124	(84)	156	49	248
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	7,271	(8,396)	5,585	(10,719)	(3,038)
Cash and non-interest-bearing deposits with banks at beginning of period	13,545	21,941	25,950	31,535	34,573
Cash and non-interest-bearing deposits with banks at end of period (2)	$20,816	$13,545	$31,535	$20,816	$31,535
Cash interest paid	$8,786	$7,977	$4,168	$29,673	$8,310
Cash interest received	11,598	11,404	7,368	42,600	20,120
Cash dividends received	331	323	292	1,147	1,100
Cash income taxes paid	230	394	231	1,657	2,585

(1) Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.

(2) Includes restricted cash of $491 million (July 31, 2023: $471 million; October 31, 2022: $493 million) and interest-bearing demand deposits with Bank of Canada.

CIBC Fourth Quarter 2023 News Release	13

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our 2023 Annual Report available on SEDAR+ at www.sedarplus.ca.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$ 2,455	$ 1,366	$ 672	$ 1,290	$ 61	$ 5,844	$ 492

Provision for (reversal of) credit losses	282	11	249	4	(5)	541	183

Non-interest expenses	1,307	679	387	734	333	3,440	284

Income (loss) before income taxes	866	676	36	552	(267)	1,863	25

Income taxes	231	186	(14)	169	(192)	380	(10)

Net income (loss)	635	490	50	383	(75)	1,483	35

Net income attributable to non-controlling interests	-	-	-	-	8	8	-

Net income (loss) attributable to equity shareholders	635	490	50	383	(83)	1,475	35

Diluted EPS ($)						$ 1.53

Impact of items of note (1)

Non-interest expenses

Amortization and impairment of acquisition-related intangible assets	$ (6)	$ -	$ (9)	$ -	$ (30)	$ (45)	$ (6)

Impact of items of note on non-interest expenses	(6)	-	(9)	-	(30)	(45)	(6)

Total pre-tax impact of items of note on net income	6	-	9	-	30	45	6

Income taxes

Amortization and impairment of acquisition-related intangible assets	2	-	3	-	3	8	2

Impact of items of note on income taxes	2	-	3	-	3	8	2

Total after-tax impact of items of note on net income	$ 4	$ -	$ 6	$ -	$ 27	$ 37	$ 4

Impact of items of note on diluted EPS ($)						$0.04

Operating results – adjusted (2)

Total revenue – adjusted (3)	$ 2,455	$ 1,366	$ 672	$ 1,290	$ 61	$ 5,844	$ 492

Provision for (reversal of) credit losses – adjusted	282	11	249	4	(5)	541	183

Non-interest expenses – adjusted	1,301	679	378	734	303	3,395	278

Income (loss) before income taxes – adjusted	872	676	45	552	(237)	1,908	31

Income taxes – adjusted	233	186	(11)	169	(189)	388	(8)

Net income (loss) – adjusted	639	490	56	383	(48)	1,520	39

Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-

Net income (loss) attributable to equity shareholders – adjusted	639	490	56	383	(56)	1,512	39

Adjusted diluted EPS ($)						$ 1.57

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(3)

CIBC total results excludes a tax equivalent basis (TEB) adjustment of $62 million (July 31, 2023: $66 million; October 31, 2022: $51 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(4)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(5)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(6)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

(7)	Relates to the net legal provisions recognized in the first and second quarters of 2023.

CIBC Fourth Quarter 2023 News Release	14

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$2,412	$1,350	$666	$1,355	$67	$5,850	$499

Provision for (reversal of) credit losses	423	40	255	6	12	736	191

Non-interest expenses	1,303	674	345	673	312	3,307	258

Income (loss) before income taxes	686	636	66	676	(257)	1,807	50

Income taxes	189	169	(7)	182	(156)	377	(5)

Net income (loss)	497	467	73	494	(101)	1,430	55

Net income attributable to non-controlling interests	-	-	-	-	10	10	-

Net income (loss) attributable to equity shareholders	497	467	73	494	(111)	1,420	55

Diluted EPS ($)						$1.47

Impact of items of note (1)

Revenue

Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$-	$-	$-	$-	$34	$-

Impact of items of note on revenue	34	-	-	-	-	34	-

Non-interest expenses

Amortization and impairment of acquisition-related intangible assets	(7)	-	(13)	-	(3)	(23)	(10)

Impact of items of note on non-interest expenses	(7)	-	(13)	-	(3)	(23)	(10)

Total pre-tax impact of items of note on net income	41	-	13	-	3	57	10

Income taxes

Amortization and impairment of acquisition-related intangible assets	2	-	3	-	-	5	3

Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-

Impact of items of note on income taxes	11	-	3	-	-	14	3

Total after-tax impact of items of note on net income	$30	$-	$10	$-	$3	$43	$7

Impact of items of note on diluted EPS ($)						$0.05

Operating results – adjusted (2)

Total revenue – adjusted (3)	$2,446	$1,350	$666	$1,355	$67	$5,884	$499

Provision for (reversal of) credit losses – adjusted	423	40	255	6	12	736	191

Non-interest expenses – adjusted	1,296	674	332	673	309	3,284	248

Income (loss) before income taxes – adjusted	727	636	79	676	(254)	1,864	60

Income taxes – adjusted	200	169	(4)	182	(156)	391	(2)

Net income (loss) – adjusted	527	467	83	494	(98)	1,473	62

Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-

Net income (loss) attributable to equity shareholders – adjusted	527	467	83	494	(108)	1,463	62

Adjusted diluted EPS ($)						$1.52

See previous page for footnote references.

CIBC Fourth Quarter 2023 News Release	15

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$2,262	$1,316	$653	$1,182	$(25)	$5,388	$483

Provision for (reversal of) credit losses	305	21	100	(1)	11	436	76

Non-interest expenses	1,313	658	356	656	500	3,483	264

Income (loss) before income taxes	644	637	197	527	(536)	1,469	143

Income taxes	173	168	36	149	(242)	284	27

Net income (loss)	471	469	161	378	(294)	1,185	116

Net income attributable to non-controlling interests	-	-	-	-	7	7	-

Net income (loss) attributable to equity shareholders	471	469	161	378	(301)	1,178	116

Diluted EPS ($) (4)						$1.26

Impact of items of note (1)

Revenue

Acquisition and integration-related costs as well as purchase accounting adjustments (5)	$(6)	$-	$-	$-	$-	$(6)	$-

Impact of items of note on revenue	(6)	-	-	-	-	(6)	-

Non-interest expenses

Amortization and impairment of acquisition-related intangible assets	(7)	-	(17)	-	(3)	(27)	(13)

Acquisition and integration-related costs as well as purchase accounting adjustments (5)	(18)	-	-	-	-	(18)	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	(37)	(37)	-

Increase in legal provisions	-	-	-	-	(91)	(91)	-

Impact of items of note on non-interest expenses	(25)	-	(17)	-	(131)	(173)	(13)

Total pre-tax impact of items of note on net income	19	-	17	-	131	167	13

Income taxes

Amortization and impairment of acquisition-related intangible assets	1	-	5	-	-	6	4

Acquisition and integration-related costs as well as purchase accounting adjustments (5)	4	-	-	-	-	4	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	10	10	-

Increase in legal provisions	-	-	-	-	24	24	-

Impact of items of note on income taxes	5	-	5	-	34	44	4

Total after-tax impact of items of note on net income	$14	$-	$12	$-	$97	$123	$9

Impact of items of note on diluted EPS ($) (4)						$0.13

Operating results – adjusted (2)

Total revenue – adjusted (3)	$2,256	$1,316	$653	$1,182	$(25)	$5,382	$483

Provision for (reversal of) credit losses – adjusted	305	21	100	(1)	11	436	76

Non-interest expenses – adjusted	1,288	658	339	656	369	3,310	251

Income (loss) before income taxes – adjusted	663	637	214	527	(405)	1,636	156

Income taxes – adjusted	178	168	41	149	(208)	328	31

Net income (loss) – adjusted	485	469	173	378	(197)	1,308	125

Net income attributable to non-controlling interests – adjusted	-	-	-	-	7	7	-

Net income (loss) attributable to equity shareholders – adjusted	485	469	173	378	(204)	1,301	125

Adjusted diluted EPS ($) (4)						$1.39

See previous pages for footnote references.

CIBC Fourth Quarter 2023 News Release	16

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the twelve months ended October 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$9,407	$5,403	$2,692	$5,488	$333	$23,323	$1,994

Provision for (reversal of) credit losses	986	143	850	19	12	2,010	630

Non-interest expenses	5,174	2,691	1,466	2,721	2,297	14,349	1,086

Income (loss) before income taxes	3,247	2,569	376	2,748	(1,976)	6,964	278

Income taxes	889	691	(3)	762	(408)	1,931	(2)

Net income (loss)	2,358	1,878	379	1,986	(1,568)	5,033	280

Net income attributable to non-controlling interests	-	-	-	-	38	38	-

Net income (loss) attributable to equity shareholders	2,358	1,878	379	1,986	(1,606)	4,995	280

Diluted EPS ($)						$5.16

Impact of items of note (1)

Revenue

Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$-	$-	$-	$-	$34	$-

Impact of items of note on revenue	34	-	-	-	-	34	-

Non-interest expenses

Amortization and impairment of acquisition-related intangible assets	(26)	-	(56)	-	(39)	$(121)	(41)

Increase in legal provisions (7)	-	-	-	-	(1,055)	(1,055)	-

Impact of items of note on non-interest expenses	(26)	-	(56)	-	(1,094)	(1,176)	(41)

Total pre-tax impact of items of note on net income	60	-	56	-	1,094	1,210	41

Income taxes

Amortization and impairment of acquisition-related intangible assets	6	-	15	-	4	25	11

Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-

Increase in legal provisions (7)	-	-	-	-	293	293	-

Income tax charge related to the 2022 Canadian Federal budget (6)	-	-	-	-	(545)	(545)	-

Impact of items of note on income taxes	15	-	15	-	(248)	(218)	11

Total after-tax impact of items of note on net income	$45	$-	$41	$-	$1,342	$1,428	$30

Impact of items of note on diluted EPS ($)						$1.56

Operating results – adjusted (2)

Total revenue – adjusted (3)	$9,441	$5,403	$2,692	$5,488	$333	$23,357	$1,994

Provision for (reversal of) credit losses – adjusted	986	143	850	19	12	2,010	630

Non-interest expenses – adjusted	5,148	2,691	1,410	2,721	1,203	13,173	1,045

Income (loss) before income taxes – adjusted	3,307	2,569	432	2,748	(882)	8,174	319

Income taxes – adjusted	904	691	12	762	(656)	1,713	9

Net income (loss) – adjusted	2,403	1,878	420	1,986	(226)	6,461	310

Net income attributable to non-controlling interests – adjusted	-	-	-	-	38	38	-

Net income (loss) attributable to equity shareholders – adjusted	2,403	1,878	420	1,986	(264)	6,423	310

Adjusted diluted EPS ($)						$6.72

See previous pages for footnote references.

CIBC Fourth Quarter 2023 News Release	17

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the twelve months ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,909	$5,254	$2,457	$5,001	$212	$21,833	$1,902
Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803	1,028
Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973	705
Income taxes	809	680	151	718	(628)	1,730	117
Net income (loss)	2,249	1,895	760	1,908	(569)	6,243	588
Net income attributable to non-controlling interests	-	-	-	-	23	23	-
Net income (loss) attributable to equity shareholders	2,249	1,895	760	1,908	(592)	6,220	588
Diluted EPS ($) (4)						$6.68
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	$(16)	$-	$-	$-	$-	$(16)	$-
Impact of items of note on revenue	(16)	-	-	-	-	(16)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	(94)	-	-	-	-	(94)	-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	(18)	-	(68)	-	(12)	(98)	(53)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	(103)	-	-	-	-	(103)	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	(37)	(37)	-
Increase in legal provisions	-	-	-	-	(136)	(136)	-
Impact of items of note on non-interest expenses	(121)	-	(68)	-	(185)	(374)	(53)
Total pre-tax impact of items of note on net income	199	-	68	-	185	452	53
Income taxes
Amortization and impairment of acquisition-related intangible assets	4	-	18	-	1	23	14
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	48	-	-	-	-	48	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	10	10	-
Increase in legal provisions	-	-	-	-	36	36	-
Impact of items of note on income taxes	52	-	18	-	47	117	14
Total after-tax impact of items of note on net income	$147	$-	$50	$-	$138	$335	$39
Impact of items of note on diluted EPS ($) (4)						$0.37
Operating results – adjusted (2)
Total revenue – adjusted (3)	$8,893	$5,254	$2,457	$5,001	$212	$21,817	$1,902
Provision for (reversal of) credit losses – adjusted	782	23	218	(62)	2	963	169
Non-interest expenses – adjusted	4,854	2,656	1,260	2,437	1,222	12,429	975
Income (loss) before income taxes – adjusted	3,257	2,575	979	2,626	(1,012)	8,425	758
Income taxes – adjusted	861	680	169	718	(581)	1,847	131
Net income (loss) – adjusted	2,396	1,895	810	1,908	(431)	6,578	627
Net income attributable to non-controlling interests – adjusted	-	-	-	-	23	23	-
Net income (loss) attributable to equity shareholders – adjusted	2,396	1,895	810	1,908	(454)	6,555	627
Adjusted diluted EPS ($) (4)						$7.05

See previous pages for footnote references.

CIBC Fourth Quarter 2023 News Release	18

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income (loss)	$635	$490	$50	$383	$(75)	$1,483	$35
Oct. 31	Add: provision for (reversal of) credit losses	282	11	249	4	(5)	541	183
	Add: income taxes	231	186	(14)	169	(192)	380	(10)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,148	687	285	556	(272)	2,404	208
	Pre-tax impact of items of note (2)	6	-	9	-	30	45	6
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,154	$687	$294	$556	$(242)	$2,449	$214
2023	Net income (loss)	$497	$467	$73	$494	$(101)	$1,430	$55
Jul. 31	Add: provision for (reversal of) credit losses	423	40	255	6	12	736	191
	Add: income taxes	189	169	(7)	182	(156)	377	(5)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,109	676	321	682	(245)	2,543	241
	Pre-tax impact of items of note (2)	41	-	13	-	3	57	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,150	$676	$334	$682	$(242)	$2,600	$251
2022	Net income (loss)	$471	$469	$161	$378	$(294)	$1,185	$116
Oct. 31	Add: provision for (reversal of) credit losses	305	21	100	(1)	11	436	76
	Add: income taxes	173	168	36	149	(242)	284	27
	Pre-provision (reversal), pre-tax earnings (losses) (1)	949	658	297	526	(525)	1,905	219
	Pre-tax impact of items of note (2)	19	-	17	-	131	167	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$968	$658	$314	$526	$(394)	$2,072	$232

$ millions, for the twelve months ended
2023	Net income (loss)	$2,358	$1,878	$379	$1,986	$(1,568)	$5,033	$280
Oct. 31	Add: provision for (reversal of) credit losses	986	143	850	19	12	2,010	630
	Add: income taxes	889	691	(3)	762	(408)	1,931	(2)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,233	2,712	1,226	2,767	(1,964)	8,974	908
	Pre-tax impact of items of note (2)	60	-	56	-	1,094	1,210	41
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,293	$2,712	$1,282	$2,767	$(870)	$10,184	$949
2022	Net income (loss)	$2,249	$1,895	$760	$1,908	$(569)	$6,243	$588
Oct. 31	Add: provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
	Add: income taxes	809	680	151	718	(628)	1,730	117
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,934	2,598	1,129	2,564	(1,195)	9,030	874
	Pre-tax impact of items of note (2)(4)	105	-	68	-	185	358	53
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,039	$2,598	$1,197	$2,564	$(1,010)	$9,388	$927

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022, as the amount is included in the add back of provision for (reversal of) credit losses.

CIBC Fourth Quarter 2023 News Release	19

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2023.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 6992806#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 6514906#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

Details of CIBC’s 2023 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4645396#) and French (514-861-2272 or 1-800-408-3053, passcode 7957917#) until 11:59 p.m. (ET) December 14, 2023. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2023 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2024” and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2024” section of our 2023 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2023 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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